UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 001-32458

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 19, 2007 from Diana Shipping Inc. (the "Company") announcing that it has entered into a Memorandum of Agreement to acquire a Capesize newbuilding dry bulk carrier.

                                                                       Exhibit 1

                                                 Corporate Contact:
                                                 Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
                                                 -------------------------------

For Immediate Release

                                                 Investor and Media
                                                 Relations:
                                                 Edward Nebb
                                                 Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                 ed.nebb@eurorscg.com
                                                 --------------------

          DIANA SHIPPING INC. ANNOUNCES NEW CAPESIZE VESSEL ACQUISITION

ATHENS, Greece, April 18, 2007 - Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has signed a Memorandum of Agreement with an unaffiliated third party for the purchase of a Capesize newbuilding dry bulk carrier of approximately 177,000 dwt for the price of $110 million. The vessel is currently being constructed by Shanghai Waigaoqiao Shipbuilding Co., Ltd. Diana Shipping Inc. expects to take delivery of the vessel in November 2007.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"With the closing of our follow-on offering in March, we have again expanded our equity base in accordance with our commitment of growing the Company with accretive vessel acquisitions. The purchase of this vessel, for which we intend to seek long term employment, will improve the visibility of our earnings. At the same time, this will decrease the weighted average age of our fleet to only 3 years as of November 2007, while our total cargo carrying capacity will increase to approximately 1.7 million dwt, excluding the two newbuildings on order for 2010."

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: April 19, 2007                   By: /s/ Anastassis Margaronis
                                            -------------------------
                                            Anastassis Margaronis
                                            President

SK 23159 0002 766725 v2